Exhibit 99.1

Stoneridge and Valens Semiconductor Announce their Partnership to Enhance Tractor-Trailer Safety Through Advanced Connectivity and Vision Solutions

NOVI, Michigan, and HOD HASHARON, Israel, January 18, 2022 - Valens Semiconductor (NYSE: VLN), a premier provider of high-speed connectivity solutions for the automotive and audio-video markets, and Stoneridge, Inc. (NYSE: SRI), a leading designer and manufacturer of highly engineered electrical and electronic vehicle systems, today announced their partnership to introduce a connectivity solution related to vision and safety systems in tractor trailers to address safety-critical issues in the trucking industry.

Trucks on the road today experience visibility limitations, due in part to the inability for existing connectivity technologies to support the level of data transfer needed to appropriately address challenges within the truck and the required length of the link between the tractor and the trailer.

Since 2020, Valens and Stoneridge have been working on the development of a long-reach connectivity solution to enable the delivery of high quality, zero-latency, error-free video.

“Paired with Stoneridge cameras, this connectivity solution by Valens opens the door for the development of new technologies and product capabilities beyond our current portfolio that will continue to transform the commercial vehicle safety environment and reduce operating costs for the fleets,” said Jon DeGaynor, president and CEO of Stoneridge.

“The solutions we are working on, based on the Valens VA6000 chipset family, will open the door to a safer experience for truck drivers around the world relying on Stoneridge systems,” said Gideon Ben-Zvi, CEO of Valens Semiconductor. “Leveraging our unique connectivity technology, we aim to make the roads safer – both for the truck drivers and for the people around them.”

About Stoneridge

Stoneridge, Inc. is a designer and manufacturer of highly engineered electrical and electronic systems, components and modules, primarily for the automotive, commercial vehicle, motorcycle, agricultural and off-highway vehicle markets. Stoneridge is well-positioned to meet the global needs of the mobility industry, providing solutions that power vehicle intelligence, provide dramatic increases in fuel efficiency, reduce vehicle emissions, and improve safety and security for vehicles, cargo and drivers. The mobility industry’s sought-after integrated technology partner, Stoneridge is ready to take on your next vehicle challenge. For more, visit https://www.stoneridge.com/.

About Valens Semiconductor Ltd.

Valens (NYSE: VLN) is a leading provider of semiconductor products, pushing the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the automotive and audio-video industries. Valens’ Emmy® award-winning HDBaseT technology is the leading standard in the professional AV market with tens of millions of Valens’ chipsets integrated into thousands of HDBaseT-enabled products. Valens Automotive is a key enabler of the evolution of autonomous driving, providing chipsets that are on the road in premium vehicles around the world. The underlying technology has been selected to become the basis for the new international standard for automotive connectivity. For more, visit https://www.valens.com/.

Forward-Looking Statements

Valens may, in this communication, make certain statements that are not historical facts and relate to analysis or other information which are based on forecasts or future or results. Examples of such forward-looking statements include, but are not limited to, statements regarding future prospects, product development and business strategies. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements but are not the exclusive means for identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should understand that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including the risks set forth under “Risk Factors” in our Registration Statement on Form F-1 and our other SEC filings. Valens cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Valens does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Media Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Valens Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Matthew Keating, CFA

Financial Profiles, Inc.

US: +1 310-622-8230

ValensIR@finprofiles.com

Stoneridge Investor Contacts:

Kelly Harvey

Director Investor Relations

Stoneridge, Inc.

Kelly.Harvey@stoneridge.com

SOURCE Valens Semiconductor